Exhibit 17.2

Mr. Dilip S. Shanghvi, Chairman of the Board of Directors
Mr. Jitendra N. Doshi, Chief Executive Officer
Caraco Pharmaceutical Laboratories, Ltd.
1150 Elijah McCoy Drive
Detroit, Michigan 48202

Re:  Caraco Pharmaceutical Laboratories, Inc.

Gentlemen:

I have reviewed the Form 8-K filed by Caraco Pharmaceutical Laboratories, Inc. (the “Company”) on September 23, 2009, including the Company’s press release filed as an exhibit thereto, disclosing my resignation and feel compelled to respond.  The Company’s belief as to the nature of my disagreement as being the actions of the Company “going forward in managing the FDA actions” is an inaccurate characterization.  Rather, as I have reiterated consistently throughout the past several weeks, the basis for my disagreement is management’s and the majority shareholder’s absolute refusal to permit a focused independent look at corporate governance matters to determine if they contributed to the events leading up to the FDA seizure. In my view, what might be learned from such an exercise would provide an opportunity to re-evaluate and correct, if appropriate, corporate governance going forward for the benefit of all shareholders of the Company.

Very truly yours,

/s/ Georges Ugeux